Exhibit 99.118

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King St. E, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

March 25, 2021.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on March 25, 2021.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

March 25, 2021.

Schedule “A”

Bitfarms Reports Financial Results for the Fourth Quarter and Year Ended 2020

Toronto, Ontario and Brossard, Québec (March 25, 2021) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV: BITF/OTC: BFARF) today announced its financial results for the fourth quarter and year ended December 31, 2020.

(U.S.$ in thousands except per share data and percentages)	Three months ended				Twelve months ended
For the periods ended as indicated	Dec. 31 2020	Dec. 31 2019	$ Change	% Change	Dec. 31 2020	Dec. 31 2019	$ Change	% Change
Revenues	11,324	10,536	788	7%	34,703	32,421	2,282	7%
Cost of sales	8,580	7,702	878	11%	31,830	20,982	10,848	52%
Gross profit (loss)	2,744	2,834	(90)	(3)%	2,873	11,439	(8,566)	(75)%
Gross margin	24%	27%	-	-	8%	35%	-	-
General and administrative expenses	2,265	2,409	(144)	(6)%	8,250	9,984	(1,734)	(17)%
(Gain) on disposition of cryptocurrencies	(65)	-	(65)	(100)%	(88)	-	(88)	(100)%
Impairment of property, plant and equipment	-	-	-	-	-	56	(56)	(100)%
Operating income (loss)	544	425	119	28%	(5,289)	1,399	(6,688)	(478)%
Operating margin	5%	4%	-	-	(15)%	4%	-	-
Loss on disposition of assets	178	303	(125)	(41)%	1,442	310	1,132	365%
Net financial expenses	5,456	1,571	3,885	247%	9,386	1,573	7,813	497%
Net income (loss) before income taxes	(5,090)	(1,449)	(3,641)	(251)%	(16,117)	(484)	(15,633)	(3230)%
Income tax expense (recovery)	284	(2,574)	2,858	111%	172	(2,591)	2,763	107%
Net income (loss)	(5,374)	1,125	(6,499)	(578)%	(16,289)	2,107	(18,396)	(873)%
Net earnings (loss) per share - basic	(0.06)	0.02	-	-	(0.19)	0.04	-	-
Net earnings (loss) per share - diluted	(0.06)	0.02	-	-	(0.19)	0.04	-	-
Gross mining profit (1)	5,461	5,488	(27)	-	13,782	17,681	(3,899)	(22)%
Gross mining margin (1)	53%	56%	-	-	43%	60%	-	-
EBITDA (1)	(500)	2,299	(2,799)	(122)%	1,473	9,627	(8,154)	(85)%
EBITDA margin (1)	(4)%	22%	-	-	4%	30%	-	-
Adjusted EBITDA (1)	3,556	2,986	570	19%	8,019	10,617	(2,598)	(24)%
Adjusted EBITDA margin (1)	31%	28%	-	-	23%	33%	-	-

(1)	Gross mining profit, Gross mining margin, EBITDA, EBITDA margin, Adjusted EBITDA, and Adjusted EBITDA margin, are non- IFRS performance measures; please refer to the Caution Regarding Non-IFRS Financial Performance Measures section of Bitfarms’ 2020 Management Discussion and Analysis (MD&A).

(2)	Represents the break-even cost of Bitcoin based on variable cost of electricity and is calculated by taking the total electricity costs related to the Mining of Bitcoin, excluding hosting contracts, divided by the total number of Bitcoin mined.

Fourth Quarter 2020 Highlights

●	Revenues of $11.3 million; gross profit of $2.7 million (24% gross margin), operating income of $0.5 million (5% operating margin), and net loss of 5.4 million;

●	Gross mining profit[1] of $5.5 million (53% gross mining margin1);

●	Negative EBITDA[1] of $0.5 million (-4% EBITDA margin1), $3.6 million Adjusted EBITDA[1] (31% Adjusted EBITDA margin1);

●	Mined 577 Bitcoin with an average break-even[2] Bitcoin price of approximately $7,500;

●	3,000 miners were received and installed during the quarter, adding approximately 218 PH/s.

Full Year 2020 Highlights

●	Revenues of $34.7 million; gross profit of $2.9 million (8% gross margin), operating loss of $5.3 million (-15% operating margin), and net loss of $16.3 million;

●	Gross mining profit[1] of $13.8 million (43% gross mining margin1);

●	EBITDA[1] of $1.5 million (4% EBITDA margin1), $8.0 million Adjusted EBITDA[1] (23% Adjusted EBITDA margin1);

●	Mined 3,014 Bitcoin with an average break-even[2] Bitcoin price of approximately $5,600;

●	5,865 miners were received and installed during the year, adding approximately 433 PH/s.

“As anticipated, the May 2020 Bitcoin Halving event negatively impacted some of our key financial metrics for both the quarter and full year results. However, significant improvements in Bitcoin mining economics provided a healthy boost to our fourth quarter results. Operationally, we added three thousand miners in the quarter, increasing mining computing power to approximately 965PH/s as of the end of 2020,” commented Mauro Ferrara, Interim Chief Financial Officer.

Emiliano Grodzki, Chief Executive Officer of Bitfarms added, “With the addition of 218PH/s to our mining pool and the increase in Bitcoin price in the fourth quarter of 2020, we ended the year on a very positive note, providing us great momentum going forward. Thus far in 2021, we have raised CAD$80 million in equity, repaid our term debt in full, added miners to our pool to reach 1.2PH/s in computing power and placed orders for 48,000 miners for delivery in 2022, with our supplier of choice, MicroBT, all in line with our growth plans for 2021 and beyond. With Bitcoin prices recently surpassing $60,000 and with over 500 Bitcoin in inventory by the end of the quarter, our financial position has never been stronger and we are very excited about our prospects for the future.”

Webcast

The Company will be hosting a webcast presentation at 10:00 AM ET on March 25, 2021. To view the webcast presentation, please register at:

https://onlinexperiences.com/Launch/QReg/ShowUUID=DEB9E64C-E583-46A9-B591-FEAEAD9CA5AD

The financial results and presentation will also be available on our website at www.bitfarms.com.

About Bitfarms Ltd.

Founded in 2017 Bitfarms is one of the largest, oldest, and most cost-effective public bitcoin mining operations in the world. Bitfarms runs vertically integrated mining operations with onsite technical repair, data analytics and engineers to deliver high performance and uptime of operations.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. Bitfarms is currently listed as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Quebec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

For Corporate inquiries, please contact:

Mauro Ferrara

Interim Chief Financial Officer and Corporate Secretary

Bitfarms Ltd.

+1.514.691-6228

MFerrara@bitfarms.com

For Investor Relations, please contact:

Core IR

Tristan Traywick

Managing Director

+1.516.222-2560

tt@coreir.com

For Media inquiries, please contact:

Core IR

Tristan Traywick

Managing Director

+1.516.222-2560

tt@coreir.com

And

Ellis Ballard

ellis@yapglobal.com

Defined Terms

PH/s: Petahash per second.

EH/s: Exahash per second.

Cautionary Statement

●	Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

●	This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about any future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

●	Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

●	This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.